
02007254

AMF 4/1/2002

TC 315

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 1 2002
354

SEC FILE NUMBER
8- 51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80Cuttermill Road
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Gladowsky (631) 360-0902
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — if individual, state last, first, middle name)

404 Park Avenue South, Suite 700	New York	New York	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMF 4/1/2002

OATH OR AFFIRMATION

I, Jason Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JONI E. GLADOWSKY
Notary Public, State of New York
No. 01GL6014384
Commission Expires 10/13/2002

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXXX
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

GLADOWSKY CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION:	
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1	9-10
STATEMENT REGARDING SEC RULE 15c3-3	11


Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Paul Eichler
Michael E. Silverman

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.
Great Neck, New York 11021

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. (S Corporation) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co LLP

New York, New York
February 7, 2002

GLADOWSKY CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1)	$ 19,816
Deposits with and amounts due from clearing broker (Note 2)	52,990
Furniture, equipment, and leaseholds at cost,	
less accumulated depreciation of $49,780 (Note 1)	41,319
Other assets	43,416
Total assets	$ 157,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 8,170
Commitments and contingencies (Notes 4 and 5)	
Stockholders' equity (Note 3)	
Common stock, no par value, 200 shares authorized,	
issued, and outstanding	$ 20,000
Additional paid-in capital	239,570
Deficit	(110,199)
Total stockholders' equity	$ 149,371
Total liabilities and stockholders' equity	$ 157,541

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Income:	
Investment advisory fees	$ 662,623
Commission income	336,097
Other income	97,764
Interest income	3,275
Total income	$ 1,099,759
Expenses:	
Salaries - officers	$ 203,682
Salaries - other	325,311
Payroll taxes and employee benefits	66,682
Money manager fees	251,504
Rent	45,763
Clearing costs	33,527
Communication and telephone	27,197
Office expense	8,217
Insurance	10,647
Computer expenses	39,665
Depreciation and amortization expense	25,084
Professional fees	5,560
Registrations, licenses, and fees	21,664
Subscriptions	11,676
Travel expenses	5,382
Miscellaneous expenses	43,395
Total expenses	$ 1,124,956
Net loss	$ (25,197)

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (25,197)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	$ 25,084
Decrease in other assets	(4,458)
Decrease in deposit with clearing broker	748
Increase in accounts payable and accrued expenses	2,954
Total adjustments	$ 24,328
Net cash used in operating activities	$ (869)
Net cash used for capital expenditures:	
Purchases of fixed assets	$ (10,113)
Net decrease in cash	$ (10,982)
Cash and cash equivalents - beginning of year	30,798
Cash and cash equivalents - end of year	$ 19,816

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2001	200	$ 20,000	$ 239,570	$ (85,002)	$ 174,568
Net loss	-	-	-	(25,197)	(25,197)
Balance at December 31, 2001	200	$ 20,000	$ 239,570	$(110,199)	$ 149,371

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Gladowsky Capital Management Corp. (the "Company") is a registered broker-dealer and a member of the National Association of Security Dealers, Inc. The Company provides investment advisory services and introduces its customers to its clearing broker, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, on a fully disclosed basis. The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii).

Commissions and Investment Advisory Income

Commission revenue and related expenses are recorded on a trade date basis.

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income/loss is taxed to its shareholders.

GLADOWSKY CAPITAL MANAGEMENT CORP.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is provided using both accelerated methods and straight-line methods, based on an estimated useful life of five to seven years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE 2 - DEPOSITS WITH AND AMOUNTS DUE FROM CLEARING BROKER

Deposits with and amounts due from clearing broker includes the following:

Cash	$ 1,075
Escrow deposit	50,000
Commissions receivable	1,915
	$ 52,990

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Security Dealers, Inc. the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a net capital of $61,663 which exceeded the required amount of $5,000 by $56,663. The Company's net capital ratio was .13 to 1.

NOTE 4 - COMMITMENTS

The company leases its office facility under the terms of an operating lease which expires September 30, 2003 and is subject to escalation clauses. Approximate future minimum lease payments under this operating lease, at December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$ 46,000
2003	36,000
	$ 82,000

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates, to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

GLADOWSKY CAPITAL MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

Computation of net capital:	
Stockholders' equity	$ 149,371
Deductions and charges:	
Non-allowable assets	84,735
Net capital before haircuts	$ 64,636
Haircuts on money market fund	1,058
Net capital	$ 63,578
Minimum capital requirement - the greater of 6⅔% of aggregate indebtedness of $8,170 or $5,000	5,000
Excess net capital	$ 58,578
Ratio of aggregate indebtedness to net capital	.13 to 1
Aggregate indebtedness - accounts payable and accrued expenses	$ 8,170

There were no material differences between the above computation and the computation included in the Company's unaudited Part IIA FOCUS filing for December 31, 2001.

GLADOWSKY CAPITAL MANAGEMNT CORP.

SCHEDULE 1 (Cont'd)

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2001

RECONCILIATION OF CAPITAL COMPUTATION AND COMPUTATION
INCLUDED IN THE COMPANY'S CORRESPONDING
UNAUDITED PART IIA FILING

Net capital as reported on Company's Part IIA of (unaudited) focus report form filed as of December 31, 2001	$ 61,663
Increase in commission income due from broker	1,915
Net capital	$ 63,578

GLADOWSKY CAPITAL MANAGEMENT CORP.

STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, under Section (k)(2)(ii) of that Rule.